                                                                 EXHIBIT (a)(11)

To:               Agile Employees
From:             Bryan D. Stolle
Re:               Expiration of Option Exchange Program
Date:             November 29, 2001

This is to notify you that Agile's Offer to Exchange (the "offer") expired at 5:00 p.m., Pacific Time, on November 19, 2001. Pursuant to the terms of the offer, Agile accepted for exchange and cancellation 3,971,557 old options.

If you elected to participate in the offer, you will receive a confirmation notice this week from stock administration regarding cancellation of your old options.

Should you have any questions regarding the confirmation notice or your rights in connection with the grant of new options, please contact stock administration at (408) 975-3900.